UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Apex Farms Corp.

Legal status of issuer

 Form
 Corporation

 Jurisdiction of Incorporation/Organization
 Nevada

 Date of organization
 September 19, 2017

Physical address of issuer
501 Silverside Rd., PMB# 342, Wilmington, DE 19809

Website of issuer
www.apexfarming.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, D.C. 20036
Attention: Louis A. Bevilacqua, Esq.

Name of intermediary through which the Offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
First Democracy VC, the Intermediary, will be entitled to receive a number of shares of Series Seed Preferred Stock of the issuer that is equal to two percent (2%) of the total number of shares of Series Seed Preferred Stock sold by the issuer in in the Offering.

Type of security offered
Series Seed Preferred Stock

Target number of Securities to be offered
714,286

Price (or method for determining price)
$0.07

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☐   First-come, first-served basis
☑   Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$500,000.00

Deadline to reach the target offering amount
April 2, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end*	Prior fiscal year-end
Total Assets	$1,000.00	$0.00
Cash & Cash Equivalents	$1,000.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$364.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income (Loss)	$(614.00)	$0.00

The Company has elected September 30th as its fiscal year-end.

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

February 2, 2018

FORM C

Up to $500,000.00

Apex Farms Corp.



Series Seed Preferred Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Apex Farms Corp., a Nevada Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Series Seed Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein collectively as "Purchasers," or individually as a "Purchaser." The Company intends to raise at least $50,000.00 and up to $500,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $105.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities - The Securities.*" To purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC (the "Intermediary"). The Intermediary will be entitled to receive a number of shares of Series Seed Preferred Stock ("Preferred Stock") that is equal to two percent (2%) of the total number of shares of Preferred Stock issued in the Offering.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$105.00	$7.35	$97.65
Aggregate Minimum Offering Amount	$50,000.00	$3,500.00	$46,500.00
Aggregate Maximum Offering Amount	$500,000.00	$35,000.00	$465,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   First Democracy VC, the Intermediary, will be entitled to receive a number of shares of Series Seed Preferred Stock of the issuer that is equal to two percent (2%) of the total number of shares of Series Seed Preferred Stock sold by the issuer in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.apexfarming.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is February 2, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year.

Once posted, the annual report may be found on the Company's website at: www.apexfarming.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Corporate Information

Apex Farms Corp. (the "Company") is a Nevada corporation that was incorporated on September 19, 2017.

The Company is located at 501 Silverside Rd., PMB# 342, Wilmington, DE 19809.

The Company's website is www.apexfarming.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

We are a vertical farming technology company. Our vertical farming system uses patented technology to allow farmers to grow up to 10 times more produce in a given area than they would be able to grow without our system. The vertical hydroponic system ─ meaning plants are grown without soil by exposing roots to mineral nutrient solutions in a water solvent ─ aims to reduce expenses associated with energy, water, space, and labor. Our system has been tested over 3 years to reduce the water usage both indoors and outdoors by over 85% compared to farming without our system. Furthermore, unlike most of our competitor's systems, our system is effective both indoors and outdoors. Our system is also fully scalable and allows farmers to maximize their space with the ability to grow almost everything except trees. We plan to sell our proprietary vertical growing systems to farmers and produce growers who wish to establish a higher produce sales yields. We plan to manufacture all of our systems on and off site and utilize bulk sourced materials from outsourced manufacturers.

We plan to either sell our systems to our future clients or license our systems to them. For clients who desire to purchase one or multiple systems directly from us, we will offer set up and support services. Once purchased, we will handle the installation of the system. We will employ experienced construction workers to make sure the system is constructed properly. Once the system is constructed, we will perform a final test on the system to make sure everything is in working order, and that the client is satisfied with the quality of the system. Alternatively, our clients will be able to license our system and receive technical support and maintenance services from us. Licensing rights are available for one (1) and two (2) year terms, with options for renewal. Additionally, we plan to provide a senior level consultant to assist farmers in the operation and maintenance of the system. It is our goal to help the client from start to finish, including everything from assessing the proper contract, finding the right construction crews, and troubleshooting any issues that might come up.

We also plan to acquire or lease our own land and build our own vertical farms and sell produce. In addition, we plan to offer land owners joint venture opportunities where we can establish farms on the land of others and provide them with profit sharing opportunities.

We also plan to provide farmers networking services to help them identify local restaurants, wholesale distribution, and even floral shops to distribute their produce.

Product Description

The Apex Vertical Farming System is comprised of one reservoir, one water pump, and multiple rows of cylindrical pipes used to flow nutrient-rich water for growing plants. The rows are stacked to reduce overall land, water, and energy usage but are fully accessible for harvesting from the ground – no need for conveyor belts, scaffolding, or complex machinery. Effective for both indoor and outdoor use, the system can be scaled to accommodate different sized plants and root systems.

Company Farm Opportunities

The Company intends to establish a farm using its system in Wilmington, Delaware on a residential property on or before the end of 2018. In addition, on December 31, 2017, the Company entered a Lease with Option to Purchase with Robert J. Wyatt, pursuant to which Mr. Wyatt leased to the Company certain real property located in the County of Pueblo, Colorado consisting of approximately 40 acres. The lease also includes an option to buy the property. For a description of the Lease, please see "Financial Information – Operations" below.

The Offering

Minimum amount of Series Seed Preferred Stock being offered	714,286 Shares
Total Series Seed Preferred Stock outstanding after Offering (if minimum amount reached)	714,286 Shares
Maximum amount of Series Seed Preferred Stock being offered	7,142,857 Shares
Total Series Seed Preferred Stock outstanding after Offering (if maximum amount reached)	20,947,857
Purchase price per Security	$0.07
Minimum investment amount per investor	$105.00
Offering deadline	April 2, 2018
Use of proceeds	See the description of the use of proceeds on page 22 hereof.
Voting Rights	See the description of the voting rights on page 28 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business, Operating Results and Industry

We are an early development stage company in the testing phase with limited operating history.

We were formed under the laws of Nevada on September 19, 2017. We have limited operations and no operating revenue. The Company is in the testing stage of product development, and its future operations are subject to all of the risks inherent in the establishment of a new business enterprise. These risks are described in detail below. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the development of an entity in the vertical farming industry and the competitive environment in which the Company operates. There can be no assurances that the Company will be able to generate revenues, that future revenues will be significant, that any sales will be profitable or that the Company will have sufficient funds available to complete its marketing and development programs or to market any new products which it may develop. The Company currently has operating losses, has no substantive source of operating revenue, is unable to self-finance operations, has limited resources, and there can be no assurances that it will be able to develop such revenue sources or that its operations will become profitable, even if it is able to commercialize its products and build brand awareness.

If we are not able to sell our vertical farming systems to other users or acquire land to build our vertical farm and create production capacity, then our business will not be able to grow.

We may not be able to raise sufficient capital to acquire land to build our vertical farm, develop our vertical farm or expand production capacity. If we are not able to sell our vertical farming systems to other users or complete the construction of our own vertical farm and create production capacity, we may not be able to generate sales, and as a result, we may never become profitable and our business prospects will suffer.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the sales and licensing of our product. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in our development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our future consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We have a history of losses and our future profitability is uncertain.

The Company is in the testing phase of product development. Although we are capable of setting up a vertical farming system, we have not built out a vertical farming system, have had no sales to date and no sales agreements in place. We have incurred losses since we began our Company and we will continue to have losses in the future as we incur additional expenses to execute our business plan, fuel our potential growth and conduct further research and development. We expect to make significant expenditures to further develop our business and our vertical farming system. We will have to generate and sustain increased revenues to achieve or maintain profitability. We may not generate sufficient revenues to achieve or maintain profitability in the future. We may incur significant losses in the future for a number of reasons, including those discussed in other risk factors and factors that we cannot foresee.

We face significant competition for our vertical farming systems in the vertical farming industry.

The vertical farming industry is highly competitive and we compete with a number of other companies that provide vertical farming systems to the vertical farming industry. Our ability to compete successfully in the case of our vertical farming systems and to manage our planned growth will depend primarily upon the following factors:

- maintaining continuity in our management and key personnel;
- ability to react to competitive product and pricing pressures;
- the strength of our brand;
- increasing the productivity of our future sales employees;
- effectively marketing and selling our vertical farming systems;
- acquiring new customers for our vertical farming systems;
- ability to respond to service repair requests if necessary;
- developing and improving our operational, financial and management controls;
- developing and improving our information reporting systems and procedures; and
- the design and functionality of our vertical farming systems.

Many of our competitors have greater financial, technical, product development, marketing and other resources than we do. These organizations may be better known than we are and may have more customers or users than we do. We cannot provide assurance that we will be able to compete successfully against these organizations, which may lead to lower customer satisfaction, decreased demand for our solutions, loss of market share or reduction of operating profits.

The forecasts of market growth included in our business plan and investor presentation may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you our business will grow at similar rates, if at all.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The forecasts in our business plan and investor presentation may prove to be inaccurate. Even if these markets experience the forecasted growth described in our business plan, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in our business plan should not be taken as indicative of our future growth.

We will need additional financing to execute our business plan which we may not be able to secure on acceptable terms, or at all.

We will require additional financing in the near and long term to fully execute our business plan. Our success depends on our ability to raise such additional financing on reasonable terms and on a timely basis. Conditions in the economy and the financial markets may make it more difficult for us to obtain necessary additional capital or financing on acceptable terms, or at all. If we cannot secure sufficient additional financing, we may be forced to forego strategic opportunities or delay, scale back or eliminate further development of our goals and objectives, operations and investments or employ internal cost savings measures.

Our success depends on the services of our Chief Executive Officer, the loss of whom could disrupt our business.

We depend to a large extent on the services of our founder/CEO, Alexander M. Woods-Leo. Given his knowledge and experience, he is important to our future prospects and development as we rely on his expertise in developing our business strategies and maintaining our operations. Because we are a start-up dependent on the vision of our founder, it will be critical to our prospects and successful development that this person remain with us to help establish, develop and grow our business. The loss of the service of members of our initial management group and the failure to find timely replacements with comparable experience and expertise could disrupt and adversely affect our business.

Because our Chief Executive Officer owns a controlling interest in our company, he controls our company and is able to designate our directors and control all major decisions and corporate actions and so long as our Chief Executive Officer retains ownership of a majority of our outstanding shares of common stock you will not be able to elect any members of our board of directors or have a meaningful say in any major decisions or corporate actions which could decrease the price and marketability of our securities.

Our Chief Executive Officer owns directly or indirectly more than ninety percent (90%) of the outstanding shares of our common stock immediately prior to this offering. As a result, our Chief Executive Officer is able to elect all of our directors, appoint all of our officers, control the shareholder vote on any major decision or corporate action and control our operations. Our Chief Executive Officer can unilaterally decide major corporate actions such as mergers, acquisitions, future securities offerings, amendments to our operating agreement and other significant company events. Our Chief Executive Officer's unilateral control over us could decrease the price and marketability of our securities.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which the determination is made.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section entitled "*Transactions with Related Persons and Conflicts of Interest*" for further details. Related party transactions pose potential conflicts of interest and may not be on terms that would be the same if the Company engaged in a transaction with an unrelated third party.

We will rely on other companies to provide materials for our future vertical farming systems.

We will depend on suppliers and subcontractors to meet our contractual obligations to our future customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. To build our vertical farming systems we will require polyvinyl chloride, wood, pond materials depending on whether the pond must be built above or underground, and other supplies. Likewise, the quality of our future vertical farming systems may be adversely impacted if companies from whom we acquire such items do not provide materials which meet required specifications and perform to our and our customers' expectations. Our distributors and suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we may rely on only one or two distributors or suppliers for a particular material.

We plan to source certain materials from a number of third-party suppliers and, in some cases, single-source suppliers.

Although we believe that alternative suppliers will be available, the loss of any of our future material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the expected economics of these agreements could expose us to significant cost increases in future years.

Substantial disruption to a future distributors' or suppliers' manufacturing facilities could occur.

A disruption in production at a future distributors' or suppliers' manufacturing facilities could have an adverse effect on our business. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant amount of time to start production, each of which could negatively affect our business and results of operations.

Reductions in future sales of our vertical farming systems will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect future market acceptance and profitability of our vertical farming systems:

- the introduction of competitive or alternative vertical farming systems;
- changes in consumer preferences among vertical farming products;
- changes in awareness of the environmental impact of vertical farming;
- changes in consumer perception about the products of vertical farming;
- the level and effectiveness of our sales and marketing efforts;
- any unfavorable publicity regarding our vertical farming systems or similar systems;
- any unfavorable publicity regarding our brand;
- litigation or threats of litigation with respect to our vertical farming systems;
- the price of our vertical farming systems relative to other competing vertical farming systems;
- price increases resulting from rising commodity costs;
- regulatory developments affecting the manufacturing or marketing of our vertical farming systems;
- any changes in government policies and practices related to our vertical farming systems; and

- new science or research that disputes the utility of vertical farming products.

Adverse developments with respect to the manufacturing or sale of vertical farming systems would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

Any disruption in our information systems could disrupt our future operations and could adversely impact our business and results of operations.

We plan to depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance, insurance that we plan to but have not yet obtained.

Assertions by third parties of infringement, misappropriation or other violation by us of their intellectual property rights could result in significant costs and substantially harm our business and operating results.

In recent years, there has been significant litigation involving intellectual property rights in many technology-based industries. Any infringement, misappropriation or related claims, whether or not meritorious, is time-consuming, diverts technical and management personnel and is costly to resolve. As a result of any such dispute, we may have to develop non-infringing technology, pay damages, enter into royalty or licensing agreements, cease providing our product or take other actions to resolve the claims. These actions, if required, may be costly or unavailable on terms acceptable to us. Any of these events could result in increases in operating expenses, limit our product offerings or result in a loss of business.

We may not be able to protect our intellectual property rights.

We regard our trademarks, service marks, copyrights, patents, trade secrets, proprietary technologies, domain names and similar intellectual property as important to our success. We rely on trademark, copyright and patent law, trade secret protection and confidentiality agreements with our future employees, consultants, vendors, customers and others to protect our proprietary rights. Our technology is currently covered by one patent and we have sought and are working to possibly obtain patent protection for other aspects of our technologies. Many of the trademarks that we use contain words or terms having a somewhat common usage and, as a result, we may have difficulty registering them in certain jurisdictions. We have not yet obtained registrations for our most important marks. If other companies have registered or have been using in commerce similar trademarks for products similar to ours, we may have difficulty in registering, or enforcing an exclusive right to use, our marks.

There can be no assurance that our efforts to protect our proprietary rights will be sufficient or effective, that any pending or future patent and trademark applications will lead to issued patents and registered trademarks in all instances, that others will not develop or patent similar or superior technologies, products, or that our patents, trademarks and other intellectual property will not be challenged, invalidated, misappropriated or infringed by others. Additionally, the intellectual property laws and enforcement practices of other countries in which our product is or may in the future be offered may not protect our products and intellectual property rights to the same extent as the laws of the United States. If we are unable to protect our intellectual property from unauthorized use, our brand image may be harmed and our business and results of operations may suffer.

We may fail to appropriately assess the suitability of our vertical farming system in a particular space.

We plan to build our scalable and fully customizable vertical farming system to fit our customer's specifications. Although we plan to assess the particular space to ensure proper space access and load resistance, there is no guarantee that we will be able to ensure that our customer has complied with local and federal regulations, zoning laws or certification requirements necessary to build their vertical farm. Furthermore, although we plan to build our vertical farming system to comply with applicable local and federal regulations including but not limited to building safety, electrical safety and security guidelines, there is no guarantee that we will be able to do so. As a result, our brand image may be harmed and our business and results of operations may suffer.

We plan to obtain insurance that may not provide adequate levels of coverage against claims.

We plan to obtain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

Because we plan to develop our vertical farms in two specific geographical areas, we will be susceptible to economic and other trends and developments, including adverse weather conditions in these areas.

Our financial performance will be significantly dependent on our initial vertical farms, which we expect will be located in Colorado and Delaware. As a result, adverse economic conditions in these areas could have a material adverse effect on our overall results of operations. In addition, local strikes, terrorist attacks, increases in energy prices, inclement weather or natural or man-made disasters could have a negative effect on our business. Temporary or prolonged closures may occur and guest traffic may decline due to the actual or perceived effects of future weather related events.

Our future advertising and marketing efforts may be costly and may not achieve desired results.

We plan to incur substantial expense in connection with our advertising and marketing efforts. Although we plan to target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we plan to sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we will periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurances that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time when it becomes necessary to perform the system and process evaluation, testing and remediation required to comply with the management certification and auditor attestation requirements.

Our management team has limited experience in the vertical farming industry and has not managed a business with similar risks and challenges specific to our business.

Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business will have a negative effect on our results of operations.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

Customers often finance purchases of our products.

Declines in the lending environment including fewer lenders, tighter underwriting and loan approval criteria, greater down payment requirements and, in some cases, higher interest rates have impaired customers' ability to finance and purchase our products. If credit conditions worsen, and adversely affect the ability of customers to finance potential purchases at acceptable terms and interest rates, it could result in a decrease in sales of our products or delay any improvement in our sales.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Alexander M. Woods-Leo in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to him in the event of his death or disability. Therefore, if Alexander M. Woods-Leo dies or becomes disabled, the Company will not receive any compensation to assist with his absence. The loss of Alexander M. Woods-Leo could negatively affect the Company and its operations.

Risks Related to the Securities

The Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Stock. Because the Series Seed Preferred Stock has not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Stock has transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's beneficial owners of 20% percent or more of the Company's outstanding shares of common stock directly or indirectly owns over ninety percent (90%) of the Company. Subject to any fiduciary duties owed to our other owners or investors under Nevada law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Purchasers are granting a proxy to vote their Securities to Democracy VC Partners LLC, or Democracy VC Partners and, thus, will not have the right to vote on any matters coming before the stockholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our articles of incorporation, a liquidation of our company and the election of our directors.

At the closing of this Offering, you will sign a proxy that gives Democracy VC Partners the right to vote the Series Seed Preferred stock that you are acquiring in this Offering on all matters coming before the holders of the Series Seed Preferred Stock for a vote. Democracy VC Partners does not have any fiduciary duty to you to vote your shares of Series Seed Preferred Stock in a manner that is in your best interests. Accordingly, Democracy VC Partners may vote its proxy in a manner that may not be in the best interests of the holders of the Series Seed Preferred Stock. For example, Democracy VC Partners may vote the proxy in favor of an amendment to our articles of incorporation that adversely affects the rights of the holders of the Series Seed Preferred Stock in order to allow for a new investment to occur where the new investor requires senior rights. By granting a proxy to Democracy VC Partners, you will not have the right to vote your shares on any matters, including the protective provisions contained in our articles of incorporation. As a result, you will have no say in any major corporate actions such as amendments to our articles of incorporation, the creation of securities that are senior to our Series Seed Preferred Stock, mergers, the sale of all or substantially all of our assets, the election of board members, the liquidation or dissolution of our company and all other major corporate events.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the shares of preferred stock will be subject to dilution.

Owners of preferred stock do not have preemptive rights. If the Company conducts subsequent Offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.

The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.

The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Management has discretion over proceeds of this offering.

We expect to use the net proceeds of this offering, over time, for general corporate purposes, including working capital. However, we have no current specific plans for the net proceeds of this offering other than as outlined under "Use of Proceeds" below. As a result, our management will have the discretion to allocate the net proceeds to uses that investors may not deem desirable. There can be no assurance that the net proceeds can or will be invested to yield a significant return.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

We are a vertical farming technology company. Our vertical farming system uses patented technology to allow farmers to grow up to 10 times more produce in a given area than they would be able to grow without our system. The vertical hydroponic system – meaning plants are grown without soil by exposing roots to mineral nutrient solutions in a water solvent — aims to reduce expenses associated with energy, water, space, and labor. Our system has been tested over 3 years to reduce the water usage both indoors and outdoors by over 85% compared to farming without our system. Furthermore, unlike most of our competitor's systems, our system is effective both indoors and outdoors. Our system is also fully scalable and allows farmers to maximize their space with the ability to grow everything, but trees. We plan to sell our proprietary vertical growing systems to farmers and produce growers who wish to establish a higher produce sales yields. We plan to manufacture all of our systems on and off site and utilize bulk sourced materials from outsourced manufacturers.

We plan to either sell our systems to our future clients or license our systems to them. For clients who desire to purchase one or multiple systems directly from us, we will offer set up and support services. Once purchased, we will handle the installation of the system. We will employ experienced construction workers to make sure the system is constructed properly. Once the system is constructed, we will perform a final test on the system to make sure everything is in working order, and that the client is satisfied with the quality of the system. Alternatively, our clients will be able to license our system and receive technical support and maintenance services from us. Licensing rights are available for one and two-year terms, with options for renewal. Additionally, we plan to provide a senior level consultant to assist farmers in the operation and maintenance of the system. It is our goal to help the client from start to finish, including everything from assessing the proper contract, finding the right construction crews, and troubleshooting any issues that might come up.

We also plan to acquire or lease our own land and build our own vertical farms and sell produce. In addition, we plan to offer land owners joint venture opportunities where we can establish farms on the land of others and provide them with profit sharing opportunities.

We also plan to provide farmers networking services to help them identify local restaurants, whole sales distribution, and even floral shops to distribute their produce.

Product Description

The Apex Vertical Farming System is comprised of one reservoir, one water pump, and multiple rows of cylindrical pipes used to flow nutrient-rich water for growing plants. The rows are stacked to reduce overall land, water, and energy usage but are fully accessible for harvesting from the ground – no need for conveyor belts, scaffolding, or complex machinery. Effective for both indoor and outdoor use, the system can be scaled to accommodate different sized plants and root systems.

Company Farm Opportunities

The Company intends to establish a farm using its system in Wilmington, Delaware on a residential property on or before the end of 2018. In addition, on December 31, 2017, the Company entered a Lease with Option to Purchase with Robert J. Wyatt, pursuant to which Mr. Wyatt leased to the Company certain real property located in the County of Pueblo, Colorado consisting of approximately 40 acres. The lease also includes an option to buy the property. For a description of the Lease, please see "Financial Information – Operations" below.

Business Plan

History of the Business
The Company's Products and/or Services

Product / Service	Description	Current Market
Apex Vertical Grow System	Our Apex Vertical Farming System uses hydroponics and aquaponics patented technology to reduce energy, water, space, and labor expenses in connection with the growing of produce.	The global potential market for the Apex Vertical system is up to 5 trillion-dollar agribusiness industry.
Selling produce	We plan to sell produce using our Apex Vertical Grow systems.	The global potential market for the Apex Vertical system is up to 5 trillion-dollar agribusiness industry.

We have no new products in development.

Currently our company has a commercial product liability insurance policy that allows us to grow produce and sell it commercially anywhere in the US. We retain the right to sell, license, or enter into joint ventures with our proprietary technology.

Industry and Market Analysis

According to Global Market Insights, Inc., the global vertical farming market is expected to grow at a compound annual growth rate of 27%, from $2 billion in 2017 to over $13 billion by 2024. Growth in vertical farming is being driven by low labor costs, the proximity of vertical farms to consumer bases, accessibility to fresh produce, and the lack of pesticide usage.



Source: Global Market Insights, Inc.

The three main segments of vertical farming are hydroponics (the process of growing plants in sand, gravel, or liquid, with added nutrients but without soil), aeroponics (the process of growing plants in an air or mist environment without the use of soil), and aquaponics (waste produced by farmed fish or other aquatic animals supplies nutrients for plants grown hydroponically, which in turn purifies the water). While hydroponics technology is expected to continue to dominate the market over the next few years, aeroponics and aquaponics are expected to show rapid growth due to the lower water usage of the former and the rising adoption of the latter by small-scale systems due to cost benefits.

Vertical farming has grown at a rapid pace in Asia-Pacific due to declining food self-sufficiency and arable lands in Singapore, China, and Japan. The Asia-Pacific vertical farming market is expected to reach $4 billion by 2024. Much of this growth will be due to Asian governments' support of indoor agriculture ranging from national policy initiatives to subsidies.

As of November 2017, over $700 million had been invested in the agriculture ("ag") technology space, and funding was on track to beat the previous two years combined. The largest increase was in venture capital interest in the space, which nearly doubled in 2017 from 2016.



Source: CB Insights

Competition

The Company's primary competitors are AeroFarms, Freight Farms, BrightFarms, and Edenworks. Following is a description of each competitor.

AeroFarms®: Founded in 2004, AeroFarms is an indoor agriculture group that uses aeroponics, LED lights, and growth algorithms. Its patented aeroponics growing system is a closed-loop system that does not use natural light or soil. The company claims the system uses 95% less water than field farming and 40% less than hydroponics. AeroFarms closed a $40 million Series D round in October 2017 with participation from IKEA Group, David Chang of the Momofuku Group, and retired U.S. Army General David Petraeus, bringing its total funding to over $130 million. The company just completed its ninth indoor farm in New Jersey and plans add to its 120-strong team of plant biologists, pathologists, microbiologists, mechanical engineers, system engineers, data scientists, and more.

Freight Farms: Launched in 2010, Freight Farms provides physical and digital solutions for creating local produce ecosystems. The company's flagship product, The Leafy Green Machine™, is a complete hydroponic growing system capable of producing a variety of lettuces, herbs, and hearty greens. Assembled inside an upcycled shipping container, the prebuilt system includes all necessary components for commercial food production and enables anyone to grow fresh produce year round. Leafy Green Machines can be monitored in real time from any location, and users can purchase supplies directly from their mobile devices. Freight Farms completed a $7.3 million Series B round in June 2017 with participation from Spark Capital. As of December 2017, the company has sold over 160 Leafy Green Machines.

BrightFarms: BrightFarms designs, finances, builds, and operates hydroponic greenhouses at, or near, grocery retailers ─ cutting time, distance, and cost from the produce supply chain. Founded in 2011, the company claims its system uses 80% less water, 90% less land, and 95% less shipping fuel than long-distance field-grown produce. The company currently has three farms located in Illinois, Virginia, and Pennsylvania and is in the process of opening a new location in Ohio. In September 2016, BrightFarms announced it had raised $30 million in Series C funding with participation from Catalyst Ventures.

Edenworks: Founded in 2013, Edenworks is creating a scalable local food supply. It operates aquaponic ecosystems that it claims use 95% less water than conventional farms, no pesticides, and no genetically modified organisms. The

Brooklyn-based company services the local Whole Foods with two varietals of microgreens. As of June 2017, Edenworks had raised $2.5 million in funding with plans to move to a larger facility and roll out additional product lines.

Currently there are several vertical, hydroponics companies in the market. However, we believe our system is logistically affordable while still delivering a competitive harvest, and offering a significant reduction of water, and energy usage compared to conventional farming methods or the methods used by our competitors.

Supply Chain and Customer Base

Raw materials essential to our businesses are purchased worldwide in the ordinary course of business from numerous suppliers. In general, these materials are available from multiple sources. We have successfully secured the materials necessary to meet our requirements where there have been short-term imbalances between supply and demand, but generally at higher prices than those historically paid.

Our potential customers are farmers, grocery stores, whole sale distribution networks, and residential customers interested in converting their extra yard space into a growing area. Individuals in the northeast region of the United States and Midwest.

Intellectual Property

The Company is dependent on the following intellectual property:

The inventions shown and described within U.S. patent application serial no. 62/046,485, covering a "vertical growing system".

The inventions shown and described within U.S. patent application serial no. 14/846,298, covering a "growing system".

U.S. application serial nos. 62/046,485, 14/846,298, and any related patent applications, including continuations, divisionals, and continuations-in-part, in the united states or elsewhere.

We also own the URL www.apexfarming.com.

We do not currently have any trademarks but we expect to seek trademark protection of our name, Apex Farming, and our slogan, the "pinnacle of farming," in the future.

Governmental/Regulatory Approval and Compliance

Our business has been and will continue to be subject to the Food and Drug Administration and various other U.S. laws and regulations. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies.

Litigation

None.

Other

The Company's principal address is 501 Silverside Rd., PMB# 342, Wilmington, DE 19809

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$3,500	7.00%	$35,000.00
Estimated Attorney Fees	10.00%	$5,000	1.00%	$5,000.00
Estimated Accountant/Auditor Fees	4.00%	$2,000	0.4%	$2,000.00
General Marketing	20.00%	$10,000	20.00%	$100,000.00
Raw Materials, Building Materials And Labor	49.00%	$24,500	47.00%	$235,000.00
Working Capital and General Corporate, including Management and Advisor Compensation	10.00%	$5,000	24.60%	$123,000.00
Total	**100.00%**	**$50,000.00**	**100.00%**	**$500,000.00**

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds if new opportunities arise or if there is a change in circumstances, the Company may alter the use of proceeds in the discretion of its board of directors.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Alexander M. Woods-Leo

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chairman, CEO, President, COO, Secretary, Treasurer, CFO. All positions from September 19, 2017 to Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO, Leo Tech Holdings, Inc., September 2014 to September 2017. Leo Tech Holdings, Inc. is an investment holding company and incubator. Alexander's primary responsibilities were to oversee the incubation and run the marketing and consulting practices. CEO, Leo Tek, Inc., February 2013 to September 2014. Alexander operated the company and sought merger and acquisition opportunities to enter application technology businesses.

Education

High school Diploma Life and Health license (IL, DE)

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Alexander M. Woods-Leo

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chairman, CEO, President, COO, Secretary, Treasurer, and CFO starting on September 19, 2017

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO, Leo Tech Holdings, Inc., September 2014 to September 2017. Leo Tech Holdings, Inc. is an investment holding company and incubator. Alexander's primary responsibilities were to oversee the incubation and run the marketing and consulting practices. CEO, Leo Tek, Inc., February 2013 to September 2014. Alexander operated the company and sought merger and acquisition opportunities to enter application technology businesses.

Education

High school Diploma. Life and Health license (IL, DE).

Name

Robert White

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Vice President of Prefabrication since January 28, 2018.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Master Carpenter, Temple University, August 2015 to Present. Head Fabricator, Virginia Stage Company, July 2014 to June 2015. Chief Set Builder, Media Theatre, July 2013 to June 2014. Robert has over sixteen years of carpentry experience and over five year of welding experience. Robert has spent the past eleven years working in professional theatre companies designing structural sets. Robert has expertise with off-site constructional logistics and transporting prefabricated structures to location for assembly.

Education

Bachelor of Arts in Theatre Arts, Gettysburg College.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Nevada law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has two (2) employees, one employee is located in Delaware and the other employee is located in Pennsylvania.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	13,805,300
Voting Rights	Each share is entitled to one vote on all matters coming before the shareholders of the company for a vote.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The common stock is junior to the Series Seed Preferred Stock and does not limit, dilute or qualify the Series Seed Preferred Stock in any way.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%

The Company does not have any indebtedness for borrowed money.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $966,371.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

Our Chief Executive Officer, Alexander M. Woods-Leo, owns approximately 72% of our outstanding common stock and his affiliate, Leo Tech Holdings, Inc., owns approximately 18% of our issued and outstanding common stock.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own. Since Alexander M. Woods-Leo controls Leo Tech Holdings, Inc. we are showing the ownership of Leo Tech Holdings, Inc. even though it is slightly less than 20%.

Name	Percentage Owned Prior to Offering
Alexander M. Woods-Leo	77.0%
Leo Tech Holdings, Inc.	19.0%

Following the Offering, the Purchasers will own of the Company if the Minimum Amount is raised and if the Maximum Amount is raised.

Warrant issued to Attorney

The Company has granted a warrant to its outside corporate and securities counsel in exchange for such counsel's agreement to defer legal fees for up to four months. The warrant is a five-year warrant and provides the holder with the right to purchase a number of shares of the Company's Common Stock that is equal to the quotient of (a) two times the dollar amount of invoices deferred over the deferral period, divided by (b) $0.07. The exercise price of the warrant is $0.07 per share. The warrant may be exercised on a cashless basis.

Equity Granted to Consultants and Employees

On January 3, 2018, the Company entered into a consulting agreement with a consultant pursuant to which the Company issued the consultant 500,000 shares of the Company's common stock in exchange for the provision of business development and marketing consulting services. The Consultant received piggyback registration rights that require the Company to register the consultant's shares of the Company's common stock for resale when and if the Company files a registration statement in the future. The agreement was amended and restated on January 23, 2018 to remove incorrect references to anti-dilution protection. The shares issued as compensation do not have any anti-dilution protection.

On January 24, 2018, the Company engaged two consultants to provide strategic planning and business development services to the Company. The Company issued to these consultants, in the aggregate, 800,000 shares of the Company's common stock upon engagement. No further consideration is due to either consultant.

On January 27, 2018, the Company engaged the services of Thomas Wick as a Foreman. Mr. Wick is a consultant to the Company and not an employee. Mr. Wick will be the lead foreman of the Company and will be responsible for managing all Company work crews. The Company engaged Mr. Wick for a period of one year and his contract may be terminated at any time upon 30 days' notice. The Company issued Mr. Wick 1,000 shares of the Company's common stock upon engagement and agreed to issue to Mr. Wick a total of 2,000 shares of common stock per month during the term of the agreement. To date, Mr. Wick has been issued 3,000 shares.

On January 28, 2018, the Company employed Robert White as its Vice President of Prefabrication. Mr. White's employment term will run for one year beginning on January 28, 2018 and may be extended by agreement in writing of Mr. White and the Company. As compensation for the services to be provided by Mr. White, the Company issued Mr. White 600 shares of the Company's common stock upon employment and agreed to issue Mr. White 1,700 shares for each month that Mr. White remains in the Company's employ. Mr. White's employment is at will and may be terminated at any time. To date, Mr. White has received a total of 2,300 shares of the Company's common stock.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company intends to generate revenues from operations in two different ways. First, it intends to buy or lease land and establish its own farms and sell produce. As part of this first strategy, it also intends to enter joint ventures with land owners pursuant to which the Company would establish and operate a farm on the landowner's land in exchange for providing the landowner a share of the profits from the farming operations. The Company intends to establish a farm using its system in Wilmington, Delaware on a residential property on or before the end of 2018. In addition, on December 31, 2017, the Company entered a Lease with Option to Purchase (the "Lease") with Robert J. Wyatt, pursuant to which Mr. Wyatt leased to the Company certain real property located in the County of Pueblo, Colorado consisting of approximately 40 acres. The original term of the lease is three years beginning on January 1, 2018 and ending December 31, 2020. The rent for the leased land is $1 per year payable on the first day of each year of the term. The Company is responsible for paying real property taxes for the premises and the cost of all utilities used on the premises. Upon signing the lease, the Company paid Mr. Wyatt a $10,000 fee in consideration for an option to purchase the land. The fee is non-refundable and will be applied to the purchase price of the land if the Company exercises the option. If the option is exercised on or before December 31, 2018, the purchase price for the land under the option is $35,000; if the option is exercised after December 31, 2018 and before December 31, 2019, the purchase price for the land under the option is $38,000; and if the option is exercised after December 31, 2019, the purchase price for the land under the option is $40,000. The purchase price includes all fixtures, improvements and personal property presently located on the premises. Pursuant to an addendum to the Lease, the Company also agreed that upon the exercise of the option, Mr. Wyatt and his heirs and successors will be entitled to 1% of the post-tax value of any and all goods and products produced by the Company or its affiliates on the leased premises in perpetuity. Furthermore, the addendum provides that if the Company or its affiliates transfer the leased premises within ten (10) years of the exercise of the option, then the Company must pay to Mr. Wyatt or his heirs or successors a $20,000 fee.

The Company's second planned method of generating revenues is selling vertical growing systems to both indoor grow companies, outdoor farmers and new growers. We expect that our own farm will become a showcase that helps to sell vertical systems to other farmers. We expect to hire sales representatives who we can train to help us sell our vertical farming systems.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. This influx of capital will assist in the achievement of our operating plan over the next twelve months and the establishment of our proposed company farm in Wilmington, Delaware and the build out of a farm in the County of Pueblo, Colorado.

The Company does not have any additional sources of capital other than the proceeds from the Offering and capital currently on hand.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the next 12 months except as described in "Use of Proceeds" and to fund our obligations to build our own vertical farm in Wilmington, Delaware and in the County of Pueblo, Colorado.

Material Changes and Other Information
Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 7,142,857 of Series Seed Preferred Stock for up to $500,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 2, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $500,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the

Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $105.00.

The Offering is being made through First Democracy VC, the Intermediary. The following two sections below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

7.0% of the amount raised

Stock, Warrants and Other Compensation

The First Democracy VC, the Intermediary, will receive a number of shares of Series Seed Preferred Stock of the issuer that is equal to 2% (two percent) of the total number of shares of Series Seed Preferred Stock sold by the issuer in the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 100,000,000 shares of common stock, par value $0.0001 per share, of which 13,805,300 shares of common stock will be issued and outstanding, and (ii) 50,000,000 shares of preferred stock, par value $0.0001 per share, of which 714,286 shares of preferred stock will be issued and outstanding. A total of 10,000,000 shares of preferred stock are designated as Series Seed Preferred Stock.

Dividends

The Company is not required to pay dividends at any specific rate on the Securities; provided, however, that if any dividend is paid on the outstanding common stock, the Securities would participate in such dividend on an as converted to common basis.

Conversion

The Securities are convertible into shares of common stock at the option of the holder of the Securities. The conversion rate is one-for-one. The Company currently has enough common stock authorized to issue upon conversion.

No adjustments to the conversion rate may be made except for stock splits, stock combinations, recapitalizations and similar transactions. The Securities will automatically convert to common stock upon the closing of an initial public offering of the Company's Common Stock, including a public offering under Regulation A of the Securities Act, or upon the consent of a majority of the holders of the Securities or their proxy.

Liquidation

If there is a deemed liquidation event (as defined in the Company's articles of incorporation), before any payment is made to holders of common stock by reason of their ownership thereof, holders of the Securities then outstanding are entitled to receive an amount per Security equal to the greater of (a) the original issue price of the Security ($0.07) plus any dividends that were declared and remain unpaid or (b) the amount per share as would have been payable had all Securities been converted to common stock immediately prior to the deemed liquidation event.

Securities Not Callable

The Securities are not callable by the Company.

Voting and Control

The Securities vote together with the common stock on an as converted basis.

At any time when at least twenty five percent (25%) of the initially issued Securities remain outstanding, the Company shall not take any of the following actions without the consent of the holders of a majority of the Securities:
- alter or change the rights, powers or privileges of the Securities set forth in the articles of incorporation of the Company, as then in effect, in a way that adversely affects the Securities;

- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the articles of incorporation, as then in effect, that are senior to or on a parity with the Securities; or

- liquidate, dissolve or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval the holders of a majority of the Securities.

Notwithstanding the foregoing, the holders of the Securities have granted a proxy to Democracy VC Partners, which gives Democracy VC Partners the sole and exclusive right to vote the Securities on behalf of the purchasers of the securities both in connection with routine matters coming before the holders of the Securities for a vote and with respect to the protective provisions described in the bullet points above.

Democracy VC Partners does not have any fiduciary duty to you to vote your shares of Series Seed Preferred Stock in a manner that is in your best interests. Accordingly, Democracy VC Partners may vote its proxy in a manner that may not be in the best interests of the holders of the Series Seed Preferred Stock. For example, Democracy VC Partners may vote the proxy in favor of an amendment to our articles of incorporation that adversely affects the rights of the holders of the Series Seed Preferred Stock to allow for a new investment to occur where the new investor requires senior rights. By granting a proxy to Democracy VC Partners, you will not have the right to vote your shares on any matters, including the protective provisions contained in our articles of incorporation. As a result, you will have no say in any major corporate actions such as amendments to our articles of incorporation, the creation of securities that are senior to our Series Seed Preferred Stock, mergers, the sale of all or substantially all of our assets, the election of board members, the liquidation or dissolution of our company and all other major corporate events.

The Company and the Purchasers have also entered into an Investor Rights Agreement. The Investor Rights Agreement grants to investors who purchase at least 1,250,000 Securities ($100,000) ("Major Investors") certain basic information rights, preemptive rights and other rights. In this agreement, Purchasers also agree to certain restrictions on the transfer of the Securities, a customary drag along right and a customary lock up provision.

Anti-Dilution Rights

The Securities do not have price based anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Series Seed Preferred Stock.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of ten percent (10%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; or any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Property, Goods or Services

Related Person/Entity	Leo Tech Holdings, an affiliate of the Company's CEO, Alexander M. Woods-Leo
Relationship to the Company	The related party is controlled by the Company's CEO.
Total amount of money involved	Not applicable
Benefits or compensation received by related person	2,500,000 shares of common stock
Benefits or compensation received by Company	the patents currently held by the Company and the business plan for exploiting such patents
Description of the transaction	Leo Tech Holdings, Inc., an affiliate of the Company's CEO, Alexander M. Woods-Leo, entered into a Technology Assignment Agreement with the Company pursuant to which the Company issued Leo Tech Holdings 2,500,000 shares of the Company's Common Stock in exchange for the patents currently owned by the Company and the business plan relating to the exploitation of such patents.

Securities

Related Person/Entity	Alexander M. Woods-Leo
Relationship to the Company	the Company's CEO and sole director
Total amount of money involved	$1,000.00
Benefits or compensation received by related person	10,000,000 shares of common stock of the Company
Benefits or compensation received by Company	$1,000.00
Description of the transaction	Upon formation of the Company, the Company's CEO, Alexander M. Woods-Leo, acquired 10,000,000 shares of the Company's Common Stock for $1,000 or $0.0001 per share.

Mr. Leo has also covered various expenses of the Company and expects to continue to do so until the closing of the Offering. Mr. Leo has agreed that these amounts, which are paid prior to the closing of the Offering, will be treated as a capital contribution by him, and will not be repaid to him by the Company or the proceeds of this Offering.

OTHER INFORMATION

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Alexander M. Woods-Leo

(Signature)

Alexander M. Woods-Leo

(Name)

Chairman, CEO, President, COO, Secretary, Treasurer, CFO

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Alexander M. Woods-Leo

(Signature)

Alexander M. Woods-Leo

(Name)

Chairman, CEO, President, COO, Secretary, Treasurer, CFO

(Title)

February 2, 2018

(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Amended and Restated Articles of Incorporation
Exhibit E   Investor Rights Agreement
Exhibit F   Investor Pitch Deck
Exhibit G   Video Transcript

EXHIBIT A
Financial Statements

APEX FARMS CORP.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2017

TABLE OF CONTENTS



To the Owners

Apex Farms Corp.

New York, New York

We have reviewed the accompanying financial statements of Apex Farms Corp., which comprise the balance sheet as of September 30, 2017, and the related statements of operations and and cash flows for the period from inception (September 19, 2017) through September 30, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

M&K CPAS, PLLC

www.mkacpas.com

Houston, Texas

December 22, 2017

APEX FARMS CORP.
BALANCE SHEETS

	September 30, 2017 (Unaudited)
ASSETS	
Cash & Cash Equivalents	1,000
TOTAL ASSETS	$ 1,000
LIABILITIES AND STOCKHOLDERS' DEFICIT	
CURRENT LIABILITIES:	
Accrued expenses – related party	$ 364
TOTAL LIABILITIES	$ 364
STOCKHOLDERS' DEFICIT:	
Preferred stock, $0.0001 par value; 50,000,000 shares authorized; none issued or outstanding as of September 30, 2017	-
Common stock, $0.0001 par value; 100,000,000 shares authorized; 12,500,000 shares issued and outstanding as of September 30, 2017	1,250
Additional paid in capital	-
Accumulated deficit	(614)
TOTAL STOCKHOLDERS' DEFICIT	636
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 1,000

The accompanying notes are an integral part of these unaudited financial statements.

APEX FARMS CORP.
STATEMENT OF OPERATIONS
(UNAUDITED)

	Period from Inception (September 19, 2017 to September 30, 2017
Revenue	$ -
Expenses:	
General and administration	$ 614
Operating loss	$ (614)
Net Loss	$ (614)
Basic and Diluted Loss Per Share	$ (0.00)
Weighted average number of common shares outstanding	12,500,000

The accompanying notes are an integral part of these unaudited financial statements.

3

APEX FARMS CORP.
STATEMENT OF CASH FLOWS
(UNAUDITED)

	Period from Inception (September 19, 2017 to September 30, 2017
CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (614)
Stock based compensation	250
Change in current assets and liabilities:	
Accrued expenses	364
Net Cash Provided By (used in) Operating Activities	-
Net Cash Used In Investing Activities	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Stock sold for cash	1,000
Net Cash Provided by Financing Activities	1,000
CHANGE IN CASH	1,000
CASH AT BEGINNING OF PERIOD	$ -
CASH AT END OF PERIOD	$ 1,000
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid for:	$ -
Interest	$ -
Income Taxes	$ -

The accompanying notes are an integral part of these unaudited financial statements.

APEX FARMS CORP.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2017
(UNAUDITED)

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Apex Farms Corp., a Nevada corporation ("the Company") was incorporated under the laws of the State of Nevada on September 19, 2017 with the name Apex Farms Corp. The Company intends to serve as a vehicle to make a business out of proprietary technology. As of September 30, 2017, the Company had not yet commenced any operations.

The Company has elected September 30th as its fiscal year end.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles, generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents at September 30, 2017 were $1,000.

Income Taxes

The Company accounts for income taxes under ASC 740, "Income Taxes." Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences

attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations. No deferred tax assets or liabilities were recognized at September 30, 2017.

Basic Earnings (Loss) Per Share

The Company computes basic and diluted earnings (loss) per share in accordance with ASC Topic 260, Earnings per Share. Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the reporting period. Diluted earnings (loss) per share reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised or equity awards vest resulting in the issuance of common stock that could share in the earnings of the Company.

The Company does not have any potentially dilutive instruments as of September 30, 2017 and, thus, anti-dilution issues are not applicable.

Fair Value of Financial Instruments

The Company's balance sheet includes certain financial instruments. The carrying amounts of current assets and current liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization.

ASC 820, Fair Value Measurements and Disclosures, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

-        Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active;

inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

- Level 3 - Inputs that are both significant to the fair value measurement and unobservable.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of September 30, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments. These financial instruments include accrued expenses.

Related Parties

The Company follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Share-Based Compensation

ASC 718, "Compensation – Stock Compensation", prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, "Equity – Based Payments to Non-Employees." Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

The Company had no stock-based compensation plans as of September 30, 2017.

The Company's stock based compensation for the period ended September 30, 2017 was $250.

Recently Issued Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new pronouncements that have been issued that might have a material impact on its financial position or results of operations.

NOTE 3 – GOING CONCERN

The Company's financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business.

The Company demonstrates adverse conditions that raise substantial doubt about the Company's ability to continue as a going concern for one year following the issuance of these financial statements. These adverse conditions are negative financial trends, specifically operating loss, working capital deficiency, and other adverse key financial ratios.

The Company has not established any source of revenue to cover its operating costs. Management plans to fund operating expenses with related party contributions to capital. There is no assurance that management's plan will be successful.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event that the Company cannot continue as a going concern.

NOTE 4 – ACCRUED EXPENSES

Accrued expenses totaled $364 as of September 30, 2017 as consisted primarily of professional fees.

NOTE 5 – INCOME TAXES

The Company has not recognized an income tax benefit for its operating losses generated based on uncertainties concerning its ability to generate taxable income in future periods. The tax benefit for the period presented is offset by a valuation allowance established against deferred tax assets arising from the net operating losses, the realization of which could not be considered more likely than not. In future periods, tax benefits and related deferred tax assets will be recognized when management considers realization of such amounts to be more likely than not. As of September 30, 2017, the Company has incurred a net loss of approximately $614 which resulted in a net operating loss for income tax purposes. NOLs begin expiring in 2037. The loss results in a deferred tax asset of approximately $215 at the effective statutory rate of 35%. The deferred tax asset has been off-set by an equal valuation allowance.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company follows ASC 450-20, Loss Contingencies, to report accounting for contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. There were no commitment or contingencies as of September 30, 2017.

NOTE 7 – SHAREHOLDER EQUITY

Preferred Stock

The authorized preferred stock of the Company consists of 50,000,000 shares with a par value of $0.0001. The Company had no shares of preferred stock issued and outstanding at September 30, 2017.

Common Stock

The authorized common stock of the Company consists of 100,000,000 shares with a par value of $0.0001. There were 12,500,000 shares of common stock issued and outstanding at September 30, 2017.

On September 19, 2017, the Company issued 10,000,000 founder's shares of restricted common stock valued at $1,000 at par value ($.0001) to our sole officer and director, Mr. Alexander M. Woods-Leo, in exchange for the development of the business plan for the Company.

On September 25, 2017, the Company issued 2,500,000 founder's shares of restricted common stock valued at $250 at par value ($.0001) to our sole officer and director, Mr. Alexander M. Woods-Leo, in exchange for patents which were not yet developed. This resulted in stock based compensation of $250.

The Company did not have any potentially dilutive instruments as of September 30, 2017 and, thus, anti-dilution issues are not applicable.

NOTE 8 – RELATED-PARTY TRANSACTIONS

 Equity

On September 19, 2017, the Company issued 10,000,000 founder's shares of restricted common stock valued at $1,000 at par value ($.0001) to our sole officer and director, Mr. Alexander M. Woods-Leo, in exchange for the development of the business plan for the Company.

On September 25, 2017, the Company issued 2,500,000 founder's shares of restricted common stock valued at $250 at par value ($.0001) to our sole officer and director, Mr. Alexander M. Woods-Leo, in exchange for patents which were not yet developed. This resulted in stock based compensation of $250.

Accrued Expenses

During the period ended September 30, 2017 our former sole officer and director Mr. Alexander M. Woods-Leo paid expenses on behalf of the Company totaling $364. These expenses are accrued as accrued expenses related party and consisted primarily of filing fees.

NOTE 9 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through December 20, 2017. Based on our evaluation, no events have occurred requiring adjustment or disclosure.

EXHIBIT B

Company Summary



Company: Apex Farms Corp.

Market: Agriculture/Ag Tech

Product: Vertical hydroponic/aquaponic system

Company Highlights

- Its patented vertical farming system allows farmers to grow up to three times more produce in a given area than other vertical growing systems and to reduce water usage by 75% compared to conventional farming methods
- One issued patent for its growing system and 20 patents pending
- Patent was demonstrated through a proof-of-concept farm in Boulder, CO
- Has leased land in Pueblo, CO with the option to purchase; plans to operate its first farm there in 2018

COMPANY SUMMARY

Opportunity

According to the Food and Agriculture Organization (FAO), global hunger is on the rise, affecting 11% of the global population. The number of undernourished people on the planet has increased to 815 million, up from 777 million in 2015.[i]

Unfortunately, according to the U.S. Farm Income Outlook for 2017, net farm income for 2017 — a key indicator of the health of the U.S. farm system — is forecast to be the second lowest in inflation-adjusted terms since 2003.[ii] In addition, crop production levels steadily decreased between 2012 and 2015.[iii]

Farming is also one of the major consumers of resources in the U.S. Agriculture accounts for about 80% of the water used in the U.S.,[iv] contributes to greenhouse gas emissions, and occupies over half of the total acreage in U.S..[v] Wages, salaries, and contract labor expenses represent roughly 17% of total variable farm costs and as much as 40% of costs in labor-intensive crops such as fruit, vegetables, and nursery products.[vi] This inefficient and demanding field is why Apex Farms Corp. was founded.

With a vision of building efficient farming systems that address the world's practical food needs, Apex Farms Corp. has developed a system that cuts down on land, water, and energy use, and reduces labor and costs, while boosting production and helping to promote healthier foods. Its vertical farming system uses patented technology to allow farmers to grow up to three times more produce in a given area than other vertical growing systems. After being tested over three years, the system was also found to reduce water usage by about 75% compared to conventional farming methods.

Product

The Apex Vertical Farming System uses patent-pending technology to grow a wide variety of plants, including vine plants, root plants, flowers, and greens. The vertical hydroponic system – meaning plants are grown without soil by exposing roots to mineral nutrient solutions in a water solvent – aims to reduce expenses associated with energy, water, space, and labor.

The Apex Vertical Farming System is comprised of one reservoir, one water pump, and multiple rows of cylindrical pipes used to flow nutrient-rich water for growing plants. The rows are stacked to reduce overall land, water, and energy usage but are fully accessible for harvesting from the ground – no need for conveyor belts, scaffolding, or complex machinery. Effective for both indoor and outdoor use, the system can be scaled to accommodate different sized plants and root systems.





Apex Farms offers two options for setting up the Vertical Farming System:

- Setup Services: For those who wish to purchase one or multiple systems directly from Apex Farms, the company offers setup services where, once the purchase is complete, Apex Farms oversees everything from transport and delivery to completion of the build. Once the setup is finished, a final test is completed on each system to make sure everything is in working order and that the client is satisfied with the quality of the system.

- Licensing: For those with the resources to build their own systems, Apex Farms offers licensing opportunities with technical support. Licensing rights are available in one- and two-year periods, plus renewal options. Additionally, Apex Farms provides a senior-level consultant to assist clients with setup from start to finish, including everything from assessing the proper contract, finding the right construction crews, and troubleshooting potential issues.



Apex Farms also offers a yearly tech support plan, which allows clients access to a team of professional support staff that can provide in-person support if issues arise, and networking services that assist clients in finding local restaurants, wholesale distribution, or even floral shops to bring clients' products to market.

Use of Proceeds and Product Roadmap

If the minimum $50,000 is raised, the majority of proceeds will be used on raw materials, building materials, and labor ($24,500). If the maximum $500,000 is raised, the majority of proceeds will be used on raw materials, building materials, and labor ($235,00); working capital and general corporate expenses including management and advisor compensation ($123,00); and general marketing ($100,000).



Apex Farms' Vertical Farming System has been through almost four years of research and development up to this point. That being said, the company continues to make new enhancements as money permits and just recently added a new method to prefabrication and transport by making the supports to the system collapsible. The company's next goal includes expanding on its ability to scale the system with much more ease and efficiency. Ultimately, the company desires efficiency to be as near perfect as possible and the ability for clients to fully customize their farm with as few restrictions as possible.

Business Model

Apex Farms plans to generate revenue through the sale of its vertical growing systems, construction of the systems, and recurring maintenance fees. Long term, the company plans to transition to a higher-margin licensing model. In addition, Apex Farms also plans to generate revenue through the operation of its own farms and the sale of related produce.

- **Vertical growing system:** Apex Farms plans to sell its Vertical Farming Systems to farmers and produce growers. The company plans to sell its system for $10,000 with a 15% discount for its first customers and at scale. The company manufactures all of its systems on and off site and utilizes materials purchased in bulk from outsourced manufacturers. Materials cost $4,500 per system and are expected to decline at scale.
- **Construction:** The company plans to charge a $7,000 construction fee per system.
- **Recurring maintenance fee:** The company will also give clients the option to purchase a service/support plan and plans to charge $150 to $200 per month for recurring maintenance fees.

Apex Farms also plans to acquire or lease its own land and build its own vertical farms and sell produce. In addition, the company plans to offer land owners joint venture opportunities where the company can establish farms on customers' properties and provide them with profit-sharing opportunities.

USER TRACTION & HISTORICAL FINANCIALS

Apex Farms has two working farms it uses as a proof of concept. The company is growing Italian basil on 2,000 square feet of urban space in Wilmington, Delaware, and on 40 acres in Boone, Colorado. It expects to produce 3,200 pounds of basil between June and December 2018. It will use these farms as a test base for systems and as a live sales tool.

Apex Farms does not plan to begin generating revenue until the end of 2018 and has not had any significant expense outlays up to this point.

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According to Global Market Insights, Inc., the global vertical farming market is expected to grow at a compound annual growth rate of 27%, from $2 billion in 2017 to over $13 billion by 2024.[vii] Growth in vertical farming is being driven by low labor costs, the proximity of vertical farms to consumer bases, accessibility to fresh produce, and the lack of pesticide usage.[viii]



U.S. Vertical Farming Market Size, By Technology, 2013 - 2024 (USD Million)

Source: Global Market Insights, Inc.

The three main segments of vertical farming are hydroponics (the process of growing plants in sand, gravel, or liquid, with added nutrients but without soil), aeroponics (process of growing plants in an air or mist environment without the use of soil), and aquaponics (waste produced by farmed fish or other aquatic animals supplies nutrients for plants grown hydroponically, which in turn purify the water). While hydroponics technology is expected to continue to dominate the market over the next few years, aeroponics and aquaponics are expected to show rapid growth due to the lower water usage of the former and the rising adoption of the latter by small-scale systems due to cost benefits.[ix]

Vertical farming has grown at a rapid pace in Asia-Pacific due to declining food self-sufficiency and arable lands in Singapore, China, and Japan. The Asia-Pacific vertical farming market is expected to reach $4 billion by 2024. Much of this growth will be due to Asian governments' support of indoor agriculture ranging from national policy initiatives to subsidies.[x]

As of November 2017, over $700 million had been invested in the agriculture ("ag") technology space, and funding was on track to beat the previous two years combined. The largest increase was in venture capital interest in the space, which nearly doubled in 2017 from 2016.[xi]



Source: CB Insights

COMPETITORS

AeroFarms®: Founded in 2004, AeroFarms is an indoor agriculture group that uses aeroponics, LED lights, and growth algorithms. Its patented aeroponics growing system is a closed-loop system that does not use natural light or soil. The company claims the system uses 95% less water than field farming and 40% less than hydroponics.[xii] AeroFarms closed a $40 million Series D round in October 2017 with participation from IKEA Group, David Chang of the Momofuku Group, and retired U.S. Army General David Petraeus, bringing its total funding to over $130 million. The company just completed its ninth indoor farm in New Jersey and plans add to its 120-strong team of plant biologists, pathologists, microbiologists, mechanical engineers, system engineers, data scientists, and more.[xiii]

Freight Farms: Launched in 2010, Freight Farms provides physical and digital solutions for creating local produce ecosystems. The company's flagship product, The Leafy Green Machine™, is a complete hydroponic growing system capable of producing a variety of lettuces, herbs, and hearty greens. Assembled inside an upcycled shipping container, the prebuilt system includes all necessary components for commercial food production and enables anyone to grow fresh produce year round. Leafy Green Machines can be monitored in real time from any location, and users can purchase supplies directly from their mobile devices. Freight Farms completed a $7.3 million Series B round in June 2017 with participation from Spark Capital.[xiv] As of December 2017, the company has sold over 160 Leafy Green Machines.[xv]

BrightFarms: BrightFarms designs, finances, builds, and operates hydroponic greenhouses at, or near, grocery retailers – cutting time, distance, and cost from the produce supply chain. Founded in 2011, the company claims its system uses 80% less water, 90% less land, and 95% less shipping fuel than long-distance field-grown produce.[xvi] The company currently has three farms located in Illinois, Virginia, and Pennsylvania and is in the process of opening a new location in Ohio.[xvii] In September 2016, BrightFarms announced it had raised $30 million in Series C funding with participation from Catalyst Ventures.[xviii]

Edenworks: Founded in 2013, Edenworks is creating a scalable local food supply. It operates aquaponic ecosystems that it claims use 95% less water than conventional farms, no pesticides, and no genetically modified organisms.[xix] The Brooklyn-based company services the local Whole Foods with two varietals of microgreens. As of June 2017, Edenworks had raised $2.5 million in funding with plans to move to a larger facility and roll out additional product lines.[xx]

EXECUTIVE TEAM



Alex Leo, Founder and CEO: Alex has been at the helm of both private and public companies since 2013. With over 15 years of computer technology experience and over seven years of sales and marketing experience, he has spent the last four years consulting for micro and small-cap companies to help them attain greater performance, bolster connections, and pursue merger and acquisition strategies.



Rob White, Vice President of Prefabrication: Rob has worked as a staff master carpenter at Temple University for two and a half years. With over 16 years carpentry experience and over 5 years welding experience, he has spent the last 11 years working in professional theatre companies designing structural sets. Rob has specific specialty experience with off site constructional logistics and transporting said structures prefabricated to location for assembly.

INVESTMENT TERMS

Security Type: Series Seed Preferred Stock
Round Size: Min: $50,000 Max: $500,000
Price per share: $0.07
Pre-money valuation: $1,000,000
Liquidation preference: 1x
Conversion Provisions: Convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

---

[i] http://www.fao.org/state-of-food-security-nutrition/en/
[ii] https://fas.org/sgp/crs/misc/R40152.pdf
[iii] https://quickstats.nass.usda.gov/results/DF60857E-67B8-3F53-8FDD-C36A52DFE8F5?pivot=short_desc
[iv] https://www.ers.usda.gov/topics/farm-practices-management/irrigation-water-use/
[v] https://www.ers.usda.gov/data-products/ag-and-food-statistics-charting-the-essentials/land-and-natural-resources/

[vi] https://www.ers.usda.gov/topics/farm-economy/farm-labor/

[vii] https://gminsights.wordpress.com/tag/vertical-farming-market-growth/

[viii] https://globenewswire.com/news-release/2017/05/17/986832/0/en/Vertical-Farming-Market-to-exceed-13bn-by-2024-Global-Market-Insights-Inc.html

[ix] https://globenewswire.com/news-release/2017/05/17/986832/0/en/Vertical-Farming-Market-to-exceed-13bn-by-2024-Global-Market-Insights-Inc.html

[x] https://globenewswire.com/news-release/2017/05/17/986832/0/en/Vertical-Farming-Market-to-exceed-13bn-by-2024-Global-Market-Insights-Inc.html

[xi] https://www.cbinsights.com/research/agtech-trends-shaping-the-future-of-farming-expert-intelligence/

[xii] http://aerofarms.com/technology/

[xiii] https://agfundernews.com/breaking-aerofarms-raises-34m-40m-series-d-international-investors-overseas-expansion.html

[xiv] https://agfundernews.com/brief-freight-farms-raises-7-3m-series-b-round-shipping-container-tech.html

[xv] https://www.freightfarms.com/company/#our-mission

[xvi] https://www.brightfarms.com/our-mission/

[xvii] https://www.brightfarms.com/where-to-buy/

[xviii] https://agfundernews.com/brightfarms-funding-success-its-all-about-the-business-model.html

[xix] http://edenworks.com/

[xx] https://www.forbes.com/sites/alexandrawilson1/2017/06/01/future-of-food-how-under-30-edenworks-is-transforming-urban-agriculture/2/#6de942e85600

EXHIBIT C
Subscription Agreement

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Board of Directors of
APEX FARMS CORP.
501 Silverside Rd. PMB #342
Wilmington, DE 19809

Ladies and Gentlemen:

The undersigned understands that Apex Farms Corp., a corporation incorporated under the laws of Nevada (the "Company"), is offering up to 7,142,857 shares of Series Seed Preferred Stock (the "Securities") in a Regulation CF Offering at a price per share of $0.07 for an aggregate capital raise of up to $500,000.00. This Offering is made pursuant to the Form C, dated February 2, 2018 as the same may be amended or supplemented (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) and Regulation CF of the Securities Act and Title III under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. **SUBSCRIPTION**. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. **ACCEPTANCE OF SUBSCRIPTION AND ISSUANCE OF SECURITIES**. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. **THE CLOSING**. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific standard time on April 2, 2018, or at such other time and place as the Company may designate by notice to the undersigned.

4. **PAYMENT FOR SECURITIES**. Payment for the Securities shall be received by Boston Private Bank and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two (2) days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. **REPRESENTATIONS AND WARRANTIES OF THE COMPANY**. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Nevada, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. **REPRESENTATIONS AND WARRANTIES OF THE UNDERSIGNED**. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, First Democracy VC, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, First Democracy VC or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, First Democracy VC nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, First Democracy VC nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

      i.   The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

      ii.   The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

      iii.   The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. **CONDITIONS TO OBLIGATIONS OF THE UNDERSIGNED AND THE COMPANY**. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent:

a) Filing of Restated Charter. The Company shall have filed with the Secretary of State of the State of Nevada the Amended and Restated Articles of Incorporation of the Company in the form of **Exhibit A** to this Agreement that will create the Securities being sold hereunder having the rights described in the Form C.

b) Investor Rights Agreement. The Company shall have countersigned the Investor Rights Agreement in the form of **Exhibit B** to this Agreement with any Major Investor as defined therein.

c) Representations and Warranties. The representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

d) Target Amount. Prior to the offering deadline specified in the Form C, the Company shall have received aggregate subscriptions for Securities in an aggregate investment amount of at least the target amount specified in the Form C and at the time of the Closing, the Company shall have received into the escrow account established with First Democracy VC and the escrow agent in cleared funds, and is accepting, subscriptions for the Securities having an aggregate investment amount of at least the target amount specified in the Form C.

8. **GRANT OF PROXY TO DEMOCRACY VC PARTNERS LLC**. The undersigned stockholder, and any successors or assigns of the undersigned (the "**Grantor**") (to the fullest extent permitted by applicable law) appoints Democracy VC Partners LLC (such person, the "**Proxy**"), or any other designee of Proxy, as the sole and exclusive attorney and proxy of Grantor, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Grantor is entitled to do so) with respect to all of the Securities of the Company that now are or hereafter may be beneficially owned by Grantor, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "**Proxy Shares**") in accordance with the terms of this Section 8. The Proxy Shares beneficially owned by Grantor as of the date hereof constitute the Securities being acquired under this Agreement. Upon Grantor's execution of this Agreement, any and all prior

proxies (other than the proxy granted in this Section 8) given by Grantor with respect to the Proxy Shares are hereby revoked and Grantor agrees not to grant any subsequent proxies with respect to the Proxy Shares or enter into any agreement or understanding with any person to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Agreement as long as the Proxy Shares are outstanding. The proxy granted under this Section 8 is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy, is granted pursuant to this Agreement. The attorney and proxy named above is hereby authorized and empowered by Proxy, at any time, to act as Grantor's attorney and proxy to vote the Proxy Shares, and to exercise all voting and other rights of Grantor with respect to the Proxy Shares (including, without limitation, the power to execute and deliver written consents pursuant to the Nevada Revised Statutes and the right to consent to any actions constituting protective provisions or other veto rights in the Company's articles of incorporation or elsewhere), at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting. All authority herein conferred shall survive the death or incapacity of Grantor and any obligation of Grantor hereunder shall be binding upon the heirs, personal representatives, successors and assigns of Grantor. The proxy granted in this Section 8 is coupled with an interest as aforesaid and is irrevocable. This irrevocable proxy may not be amended or otherwise modified without the prior written consent of the Stockholder and the Proxy.

9. **OBLIGATIONS IRREVOCABLE**. Following the Closing, the obligations of the undersigned shall be irrevocable.

10. **LEGEND**. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

11. **WAIVER, AMENDMENT**. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

12. **ASSIGNABILITY**. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

13. **WAIVER OF JURY TRIAL**. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

14. **SUBMISSION TO JURISDICTION**. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Wilmington, Delaware, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

15. **GOVERNING LAW**. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Nevada, without regard to conflict of law principles thereof.

16. **SECTION AND OTHER HEADINGS**. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

17. **COUNTERPARTS**. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

18. **NOTICES**. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	501 Silverside Rd. PMB #342 Wilmington, DE 19809 Attention: Alexander M. Woods-Leo
with a copy to:	BEVILACQUA PLLC 1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

19. **BINDING EFFECT**. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

20. **SURVIVAL**. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

21. **NOTIFICATION OF CHANGES**. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

22. **SEVERABILITY**. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement and the Investor Rights Agreement as of this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Apex Farms Corp.
By_____ Name: Title:

EXHIBIT A

<u>Restated Charter</u>

See Exhibit D to Form C

EXHIBIT B

Investor Rights Agreement

See Exhibit E to Form C

EXHIBIT D

Amended and Restated Articles of Incorporation

APEX FARMS CORP.

AMENDED AND RESTATED ARTICLES OF INCORPORATION

Apex Farms Corp., (the "**Corporation**") a corporation organized and existing under and by virtue of the laws of the State of Nevada, does hereby certify as follows.

1. The name of this Corporation is Apex Farms Corp. and that the original Articles of Incorporation of the Corporation were filed in the State of Nevada Office of the Secretary of State on September 19, 2017.

2. These Amended and Restated Articles of Incorporation have been duly approved by the Unanimous Written Consent of the Board of Directors of the Corporation in lieu of a meeting, dated [*], 2018, and by the Written Consent of the holders of a majority of the Corporation's issued and outstanding capital stock, dated [*], 2018, in accordance with the provisions of Sections 78.390 and 78.403 of the Nevada Revised Statutes.

3. The provisions of the Articles of Incorporation of the Corporation as heretofore amended and/or supplemented are hereby restated, integrated and further amended to read in its entirety as follows:

ARTICLE I: NAME

The name of this corporation is **APEX FARMS CORP.** (the **"Corporation"**)

ARTICLE II: REGISTERED OFFICE

The address of the registered office of the Corporation in the State of Nevada is 1645 Village Center Circle Ste. 170, Las Vegas, 89134. The name of its registered agent at such address is VCorp Services, LLC.

ARTICLE III: PURPOSE

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the laws of the State of Nevada.

ARTICLE IV: AUTHORIZED SHARES

The total number of shares of all classes of stock which the Corporation shall have authority to issue is (a) One Hundred Million (100,000,000) shares of Common Stock, $0.0001 par value per share ("**Common Stock**"), and (b) Fifty Million (50,000,000) shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

As of the effective date of this Amended and Restated Articles of Incorporation (this "**Amended and Restated Articles**"), 10,000,000 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed Preferred Stock**."

A.   **COMMON STOCK**

1.   **GENERAL**. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth herein.

2.   **VOTING**. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Amended and Restated Articles that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Amended and Restated Articles or pursuant to the Nevada Revised Statutes. Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Amended and Restated Articles) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote.

B.   **PREFERRED STOCK**

Shares of Preferred Stock may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be fixed by the Board of Directors of the Corporation or, to the extent permitted by the Nevada Revised Statutes, any committee thereof established by resolution of the Board of Directors pursuant to the Bylaws of the Corporation prior to the issuance of any shares thereof. Each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it, all in accordance with the laws of the State of Nevada.

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Series Seed Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article IV refer to sections of this Part B.

1.   **LIQUIDATION, DISSOLUTION OR WINDING UP; CERTAIN MERGERS, CONSOLIDATIONS AND ASSET SALES**.

1.1   Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price (as defined below) for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "**Original Issue Price**" shall mean $0.07 per share for the Series Seed Preferred Stock.

1.2   Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3   Deemed Liquidation Events.

1.3.1   Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis), the "**Requisite Holders**", elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a)   a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; _provided_ that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b)   the sale, lease, transfer or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2   <u>Allocation of Escrow</u>.   In the event of a Deemed Liquidation Event pursuant to Section 1.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is placed into escrow, the definitive agreement for such transaction shall provide that the portion of such consideration that is placed in escrow shall be allocated among the holders of capital stock of the Corporation pro rata based on the amount of such consideration otherwise payable to each stockholder (such that each stockholder has placed in escrow the same percentage of the total consideration payable to such stockholder as every other stockholder).

1.3.3   <u>Amount Deemed Paid or Distributed</u>.   The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2.   <u>**VOTING**</u>.

2.1   <u>General</u>. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Amended and Restated Articles, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation.

2.2   <u>Preferred Stock Protective Provisions</u>. At any time when at least twenty five percent (25%) of the initially issued shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Amended and Restated Articles) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a)   alter or change the rights, powers or privileges of the Preferred Stock set forth in the articles of incorporation of the Corporation, as then in effect, in a way that adversely affects the Preferred Stock;

(b)   authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the Amended and Restated Articles of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(c)   liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

3.   <u>**CONVERSION**</u>. The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

3.1   <u>Right to Convert</u>.

3.1.1   <u>Conversion Ratio</u>. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for such series of Preferred Stock by the Conversion Price (as defined below) for such series of Preferred Stock in effect at the time of conversion. The **"Conversion Price"** for each series of Preferred Stock shall initially mean the Original Issue Price for such series of Preferred Stock. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

3.1.2   <u>Termination of Conversion Rights</u>. Subject to Section 3.3.1 in the case of a Contingency Event (as defined therein), in the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2   <u>Fractional Shares</u>. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3   <u>Mechanics of Conversion</u>.

3.3.1 <u>Notice of Conversion</u>. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent (a "**Contingency Event**"). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to such holder of Preferred Stock, or to such holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 <u>Reservation of Shares</u>. The Corporation shall at all times while any share of Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Articles. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action that may, in the opinion of its counsel, be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3   <u>Effect of Conversion</u>. All shares of Preferred Stock that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4   <u>No Further Adjustment</u>. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock shall be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4   <u>Adjustment for Stock Splits and Combinations</u>. If the Corporation shall at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "**Original Issue Date**" for such series of Preferred Stock) effect a subdivision of the outstanding Common Stock, the Conversion Price for such series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date for a series of Preferred Stock combine the outstanding shares of Common Stock, the Conversion Price for such series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 shall become effective at the close of business on the date the subdivision or combination becomes effective.

3.5   <u>Adjustment for Certain Dividends and Distributions</u>. In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a)   the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b)   the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.6   Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the holders of such series of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities in an amount equal to the amount of such securities as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7   Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8   Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if there shall occur any consolidation or merger involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, provision shall be made that each share of such series of Preferred Stock shall thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to such event, into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to such consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than fifteen (15) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of such series of Preferred Stock.

3.10   Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (or a qualified offering statement under Regulation A of the Securities Act, as amended) or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11   Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Amended and Restated Articles, such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. **DIVIDENDS**. All dividends shall be declared pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock is to be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. **REDEEMED OR OTHERWISE ACQUIRED SHARES**. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

6. **WAIVER**. Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. **NOTICE OF RECORD DATE**. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation, then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least twenty (20) days prior to the earlier of the record date or effective date for the event specified in such notice.

8.   **NOTICES.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article IV to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the Nevada Revised Statutes, and shall be deemed sent upon such mailing or electronic transmission.

ARTICLE V: PREEMPTIVE RIGHTS

No stockholder of the Corporation shall have a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and any stockholder.

ARTICLE VI: STOCK REPURCHASES

In connection with repurchases by the Corporation of its Common Stock from employees, officers, directors, advisors, consultants or other persons performing services for the Corporation or any subsidiary pursuant to agreements under which the Corporation has the option to repurchase such shares at cost upon the occurrence of certain events, such as the termination of employment, Sections 502 and 503 of the Corporations Code of the State of California shall not apply in all or in part with respect to such repurchases.

ARTICLE VII: BYLAW PROVISIONS

A.   **AMENDMENT OF BYLAWS**. Subject to any additional vote required by the Amended and Restated Articles or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

B.   **NUMBER OF DIRECTORS**. Subject to any additional vote required by the Amended and Restated Articles, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

C.   **BALLOT**. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

D.   **MEETINGS AND BOOKS**. Meetings of stockholders may be held within or without the State of Nevada, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Nevada at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

ARTICLE VIII: DIRECTOR LIABILITY

A.   **LIMITATION**. No director or officer shall be personally liable to the Corporation or any of its stockholders for damages for any breach of fiduciary duty as a director or officer; provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) for the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. Any repeal or modification of this Article VIII by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation of the personal liability of a director of officer of the Corporation for acts or omissions prior to such repeal or modification.

B.   **INDEMNIFICATION**. The Corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation, or who is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action, suit or proceeding, to the full extent permitted by the Nevada Revised Statutes as such statutes may be amended from time to time.

C.   **MODIFICATION**. Any amendment, repeal or modification of the foregoing provisions of this Article VIII shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE IX: CORPORATE OPPORTUNITIES

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

ARTICLE X: ACQUISITION OF CONTROLLING INTEREST

The Corporation elects not to be governed by the terms and provisions of Sections 78.378 through 78.3793, inclusive, of the Nevada Revised Statutes, as the same may be amended, superseded, or replaced by any successor section, statute, or provision. No amendment to these Articles of Incorporation, directly or indirectly, by merger or consolidation or otherwise, having the effect of amending or repealing any provision of this Article 11 shall apply to or have any effect on any transaction involving acquisition of control by any person occurring prior to such amendment or repeal.

ARTICLE XI - COMBINATIONS WITH INTERESTED STOCKHOLDERS

The Corporation elects not to be governed by the terms and provisions of Sections 78.411 through 78.444, inclusive, of the Nevada Revised Statutes, as the same may be amended, superseded, or replaced by any successor section, statute, or provision. No amendment to these Articles of Incorporation, directly or indirectly, by merger or consolidation or otherwise, having the effect of amending or repealing any provision of this Article 12 shall apply to or have any effect on any transaction with an interested stockholder occurring prior to such amendment or repeal.

*   *   *   *   *

EXHIBIT E

Investor Rights Agreement

INVESTOR RIGHTS AGREEMENT

INVESTOR RIGHTS AGREEMENT (this "**Agreement**"), dated _____, 2018, (this "**Agreement**") by and among **APEX FARMS CORP.**, a Nevada corporation (the "**Company**"), the parties listed on Exhibit A attached hereto (the "**Investors**") and the parties listed on Exhibit B attached hereto (the "**Key Holders**"). Company, Investors and the Key Holders are sometimes referred to in this Agreement individually as a "**Party**" and, collectively, as the "**Parties**."

RECITALS

A.   The Investors have agreed to purchase from the Company, and the Company has agreed to sell to the Investors, shares of the Company's Series Seed Preferred Stock (the "**Shares**") on the terms and conditions set forth in that certain Subscription Agreement dated of even date herewith by and among the Company and the Investors, as amended from time to time (the "**Series Seed Agreement**").

B.   It is a condition to the closing of the sale of the Shares that the Parties hereto execute and deliver this Agreement.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises hereinafter set forth, the Parties hereto agree as follows:

1.   **COVENANTS OF THE COMPANY**.

1.1   **INFORMATION RIGHTS**.

(a)   Basic Financial Information. The Company will furnish to each Investor holding at least 1,428,571 shares of Series Seed Preferred Stock (a "**Major Investor**") and any entity which requires such information pursuant to its organizational documents when available (1) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such year, all prepared in accordance with generally accepted accounting principles and practices; and (2) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such quarter, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments. If the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions.

(b)   Confidentiality. Anything in this Agreement to the contrary notwithstanding, no Investor by reason of this Agreement shall have access to any trade secrets or confidential information of the Company. The Company shall not be required to comply with any information rights in respect of any Investor whom the Company reasonably determines to be a competitor or an officer, employee, director or holder of ten percent (10%) or more of shares of a competitor. Each Investor agrees that such Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement other than to any of the Investor's attorneys, accountants, consultants, and other professionals, to the extent necessary to obtain their services in connection with monitoring the Investor's investment in the Company.

(c)   Inspection Rights. The Company shall permit each Major Investor to visit and inspect the Company's properties, to examine its books of account and records and to discuss the Company's affairs, finances and accounts with its officers, all at such reasonable times as may be requested by such Investor.

1.2   **ADDITIONAL RIGHTS**. In the event that the Company issues securities in its next equity financing after the date hereof (the "**Next Financing**") which have (a) rights, preferences or privileges that are more favorable than the terms of the Shares, such as price based anti-dilution protection; or (b) provides all such future investors other contractual terms such as preemptive rights or registration rights, the Company shall provide substantially equivalent rights to the Investors with respect to the Shares (with appropriate adjustment for economic terms or other contractual rights, subject to such Investor's execution of any documents, including, if applicable, investors' rights, co-sale, voting and other agreements, executed by the investors purchasing securities in the Next Financing (such documents referred to herein as the "**Next Financing Documents**"). Any Major Investor will remain a Major Investor for all purposes in the Next Financing Documents to the extent such concept exists. Notwithstanding anything herein to the contrary, upon the execution and delivery of the Next Financing Documents by Investors holding a majority of the then outstanding Shares held by all Investors, this Agreement (excluding any then-existing obligations) shall be amended and restated by and into such Next Financing Documents.

1.3   **ASSIGNMENT OF COMPANY'S PREEMPTIVE RIGHTS**. Pursuant to the right of first refusal set forth in the Company's Bylaws or Stock Purchase Agreement, the Company has a right of first refusal with respect to certain proposed transfers of the Company's outstanding securities by the Key Holders. In the event the Company elects not to exercise its right of first refusal pursuant to the Company's Bylaws, by contract or otherwise with respect to a proposed transfer of the Company's outstanding securities, the Company shall assign such right of first refusal to each Major Investor. In the event of such assignment, each Major Investor shall have a right to purchase that portion of the securities proposed to be transferred equal to the ratio of (a) the number of shares of the Company's Common Stock issued or issuable upon conversion of the Shares owned by such Major Investor, to (b) the number of shares of the Company's Common Stock issued or issuable upon conversion of the Shares owned by all Major Investors.

2.   **RESTRICTIONS ON TRANSFER; DRAG ALONG**.

2.1   **LIMITATIONS ON DISPOSITION**. Each person owning of record shares of Common Stock of the Company issued or issuable pursuant to the conversion of the Shares and any shares of Common Stock of the Company issued as a dividend or other distribution with respect thereto or in exchange therefor or in replacement thereof (collectively, the "**Securities**") or any assignee of record of Securities (each such person, a "**Holder**") hereby agrees not to make any disposition of all or any portion of any Securities unless and until:

(a)   there is then in effect or qualified, as applicable, a registration or offering statement under the Securities Act of 1933, as amended (the "**Securities Act**"), covering such proposed disposition and such disposition is made in accordance with such registration or offering statement; or

(b)   such Holder shall have notified the Company of the proposed disposition and shall have furnished the Company with a statement of the circumstances surrounding the proposed disposition, and, at the expense of such Holder or its transferee, with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such securities under the Securities Act.

Notwithstanding the provisions of Sections 2.1(a) and (b) above, no such registration or offering statement or opinion of counsel shall be required: (i) for any transfer of any Securities in compliance with SEC Rule 144 or Rule 144A, or (ii) for any transfer of any Securities by a Holder that is a partnership, limited liability company, a corporation or a venture capital fund to (A) a partner of such partnership, a member of such limited liability company or stockholder of such corporation, (B) an affiliate of such partnership, limited liability company or corporation (including, without limitation, any affiliated investment fund of such Holder), (C) a retired partner of such partnership or a retired member of such limited liability company, (D) the estate of any such partner, member or stockholder, or (iii) for the transfer by gift, will or intestate succession by any Holder to his or her spouse or lineal descendants or ancestors or any trust for any of the foregoing; <u>provided</u> that in the case of clauses (ii) and (iii) the transferee agrees in writing to be subject to the terms of this Agreement to the same extent as if the transferee were an original Investor hereunder and in the case of clause (iii) the transfer was without additional consideration or at no greater than cost.

2.2   <u>**"MARKET STAND-OFF" AGREEMENT**</u>. Each Holder hereby agrees that it shall not, to the extent requested by the Company or an underwriter of securities of the Company, sell or otherwise transfer or dispose of any Securities or other shares of stock of the Company then owned by such Holder (other than to donees or partners of the Holder who agree to be similarly bound) for up to one hundred eighty (180) days following the effective date of any registration or offering statement of the Company filed under the Securities Act; <u>provided</u> <u>however</u> that, if during the last seventeen (17) days of the restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs, or prior to the expiration of the restricted period the Company announces that it will release earnings results during the sixteen (16)-day period beginning on the last day of the restricted period, and if the Company's securities are listed on the Nasdaq Stock Market and Rule 2711 thereof applies, <u>then</u> the restrictions imposed by this Section 2.2 shall continue to apply until the expiration of the eighteen (18)-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. In no event will the restricted period extend beyond two hundred fifteen (215) days after the effective date of the registration statement or qualification date of the offering statement.

For purposes of this Section 2.2, the term "Company" shall include any wholly-owned subsidiary of the Company into which the Company merges or consolidates. To enforce the foregoing covenant, the Company shall have the right to place restrictive legends on the certificates representing the shares subject to this Section 2.2 and to impose stop transfer instructions with respect to the Securities and such other shares of stock of each Holder (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period. Each Holder further agrees to enter into any agreement reasonably required by the underwriters to implement the foregoing within any reasonable timeframe so requested.

2.3 **DRAG ALONG RIGHT.** In the event that each of (i) the holders of a majority of the shares of Common Stock (ii) the holders of a majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Series Seed Preferred Stock and (iii) the Board of Directors approve a Deemed Liquidation Event, then each Holder and Key Holder hereby agrees to vote (in person, by proxy or by action by written consent, as applicable) all shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially by such Holder or Key Holder in favor of, and adopt, such Deemed Liquidation Event and to execute and deliver all related documentation and take such other action in support of the Deemed Liquidation Event as shall reasonably be requested by the Company in order to carry out the terms and provision of this Section 2.3, including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents. The obligation of any party to participate in a Drag-Along Sale pursuant to this Section shall not apply to a Deemed Liquidation Event, where the other party involved in such transaction is an affiliate or stockholder holding more than 10% of the voting power of the Company.

3. **PARTICIPATION RIGHT.**

3.1 **GENERAL**. Each Major Investor has the right of first refusal to purchase such Major Investor's Pro Rata Share (as defined below) of all (or any part) of any New Securities (as defined in Section 3.2 below) that the Company may from time to time issue after the date of this Agreement, provided, however, such Major Investor shall have no right to purchase any such New Securities if such Major Investor cannot demonstrate to the Company's reasonable satisfaction that such Major Investor is at the time of the proposed issuance of such New Securities an "accredited investor" as such term is defined in Regulation D under the Securities Act. A Major Investor's "**Pro Rata Share**" for purposes of this right of first refusal is the ratio of (a) the number of shares of the Company's Common Stock issued or issuable upon conversion of the Shares owned by such Major Investor, to (b) a number of shares of Common Stock of the Company equal to the sum of (1) the total number of shares of Common Stock of the Company then outstanding plus (2) the total number of shares of Common Stock of the Company into which all then outstanding shares of Preferred Stock of the Company are then convertible plus (3) the number of shares of Common Stock of the Company reserved for issuance under any stock purchase and stock option plans of the Company and outstanding warrants.

3.2 **NEW SECURITIES**. "**New Securities**" shall mean any Common Stock or Preferred Stock of the Company, whether now authorized or not, and rights, options or warrants to purchase such Common Stock or Preferred Stock, and securities of any type whatsoever that are, or may become, convertible or exchangeable into such Common Stock or Preferred Stock; provided, however, that the term "New Securities" does not include: (a) shares of Common Stock issued or issuable upon conversion of the outstanding shares of all the series of the Preferred Stock; (b) shares of Common Stock or Preferred Stock issuable upon exercise of any options, warrants or rights to purchase any securities of the Company outstanding as of the date of this Agreement and any securities issuable upon the conversion thereof; (c) shares of Common Stock or Preferred Stock issued in connection with any stock split or stock dividend or recapitalization; (d) shares of Common Stock (or options, warrants or rights therefor) granted or issued hereafter to employees, officers, directors, contractors, consultants or advisers to, the Company or any subsidiary of the Company pursuant to incentive agreements, stock purchase or stock option plans, stock bonuses or awards, warrants, contracts or other arrangements that are approved by the Company's Board of Directors (the "**Board**"); (e) shares of the Company's Series Seed Preferred Stock issued pursuant to the Series Seed Agreement; (f) any other shares of Common Stock or Preferred Stock (and/or options or warrants therefor) issued or issuable primarily for other than equity financing purposes and approved by the Board; and (g) shares of Common Stock issued or issuable by the Company to the public pursuant to a registration statement or offering statement filed under the Securities Act.

3.3   **PROCEDURES**. If the Company proposes to undertake an issuance of New Securities, it shall give to each Major Investor a written notice of its intention to issue New Securities (the "**Notice**"), describing the type of New Securities and the price and the general terms upon which the Company proposes to issue such New Securities given in accordance with Section 5.2. Each Major Investor shall have ten (10) days from the date such Notice is effective, as determined pursuant to Section 5.2 based upon the manner or method of notice, to agree in writing to purchase such Major Investor's Pro Rata Share of such New Securities for the price and upon the general terms specified in the Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed such Major Investor's Pro Rata Share).

3.4   **FAILURE TO EXERCISE**. If the Major Investors fail to exercise in full the right of first refusal within such ten (10) day period, then the Company shall have one hundred twenty (120) days thereafter to sell the New Securities with respect to which the Major Investors' rights of first refusal hereunder were not exercised, at a price and upon general terms not materially more favorable to the purchasers thereof than specified in the Company's Notice to the Major Investors. If the Company has not issued and sold the New Securities within such one hundred twenty (120) day period, then the Company shall not thereafter issue or sell any New Securities without again first offering such New Securities to the Major Investors pursuant to this Section 3.

4.   **GENERAL PROVISIONS**.

4.1   **AMENDMENT AND WAIVER OF RIGHTS**. Any provision of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and Investors (and/or any of their permitted successors or assigns) holding Shares representing and/or convertible into a majority of all the Investors' Shares (as defined below); provided, however, that any amendment to Section 4 shall require the additional written consent of the holders of a majority of the outstanding shares of the Company's Common Stock then held by all of the Key Holders who are then providing services to the Company as employees. As used herein, the term "**Investors' Shares**" shall mean the shares of Common Stock then issuable upon conversion of all then outstanding Shares issued under the Series Seed Agreement plus all then outstanding shares issued upon the conversion of any Shares issued under the Series Seed Agreement. Any amendment or waiver effected in accordance with this Section 4.1 shall be binding upon each Investor, each Holder, each permitted successor or assignee of such Investor or Holder and the Company.

4.2 **NOTICES**. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified; (b) when sent, if sent by facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day; (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on the signature page or Exhibit A or Exhibit B hereto, or to such address or facsimile number as subsequently modified by written notice given in accordance with this Section 4.2. If notice is given to the Company, it shall be sent to **501 Silverside Road, PMB #342, Wilmington, DE 19809, Attn: Alexander M. Woods-Leo, CEO**; and a copy (which shall not constitute notice) shall also be sent to Bevilacqua PLLC, **1050 Connecticut Avenue NW, Suite 500, Washington, District of Columbia, 20036, Attn: Louis A. Bevilacqua, Esq**.

4.3 **ENTIRE AGREEMENT**. This Agreement and the documents referred to herein, together with all the Exhibits hereto, constitute the entire agreement and understanding of the parties with respect to the subject matter of this Agreement, and supersede any and all prior understandings and agreements, whether oral or written, between or among the parties hereto with respect to the specific subject matter hereof.

4.4 **GOVERNING LAW**. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Nevada, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

4.5 **SEVERABILITY**. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

4.6 **THIRD PARTIES**. Nothing in this Agreement, express or implied, is intended to confer upon any person, other than the Parties hereto and their successors and assigns, any rights or remedies under or by reason of this Agreement.

4.7 **SUCCESSORS AND ASSIGNS**. This Agreement, and any and all rights, duties and obligations hereunder, shall not be assigned, transferred, delegated or sublicensed by any Investors without the prior written consent of the Company. Any attempt by an Investor without such permission to assign, transfer, delegate or sublicense any rights, duties or obligations that arise under this Agreement shall be void. Subject to the foregoing, and except as otherwise provided herein, this Agreement, and the rights and obligations of the Parties hereunder, will be binding upon and inure to the benefit of their respective successors, assigns, heirs, executors, administrators and legal representatives.

4.8 **TITLES AND HEADINGS**. The titles, captions and headings of this Agreement are included for ease of reference only and will be disregarded in interpreting or construing this

Agreement. Unless otherwise specifically stated, all references herein to "sections" and "exhibits" will mean "sections" and "exhibits" to this Agreement.

4.9   **COUNTERPARTS**. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered will be deemed an original, and all of which together shall constitute one and the same agreement.

4.10   **COSTS AND ATTORNEYS' FEES**.   In the event that any action, suit or other proceeding is instituted concerning or arising out of this Agreement or any transaction contemplated hereunder, the prevailing Party shall recover all of such Party's costs and attorneys' fees incurred in each such action, suit or other proceeding, including any and all appeals or petitions therefrom.

4.11   **ADJUSTMENTS FOR STOCK SPLITS, ETC**. Wherever in this Agreement there is a reference to a specific number of shares of Common Stock or Preferred Stock of the Company of any class or series, then, upon the occurrence of any subdivision, combination or stock dividend of such class or series of stock, the specific number of shares so referenced in this Agreement shall automatically be proportionally adjusted to reflect the effect on the outstanding shares of such class or series of stock by such subdivision, combination or stock dividend.

4.12   **FURTHER ASSURANCES**. The Parties agree to execute such further documents and instruments and to take such further actions as may be reasonably necessary to carry out the purposes and intent of this Agreement.

4.13   **FACSIMILE SIGNATURES**.   This Agreement may be executed and delivered by facsimile and upon such delivery the facsimile signature will be deemed to have the same effect as if the original signature had been delivered to the other party.

4.14   **TERMINATION**. The rights, duties and obligations under Sections 1 and 3 of this Agreement shall terminate immediately prior to the closing of the Company's initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act or pursuant to a qualified offering statement filed under the Securities Act in accordance with Regulation A of the Securities Act.   Notwithstanding anything to the contrary herein, this Agreement (excluding any then-existing obligations) shall terminate upon the closing of a Deemed Liquidation Event as defined in the Company's Restated Certificate of Incorporation, as amended from time to time. Section 1.1(b) shall survive any such termination of the Agreement.

4.15   **DISPUTE RESOLUTION**. Each party (a) hereby irrevocably and unconditionally submits to the jurisdiction of the federal or state courts located in Wilmington, Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement or the Series Seed Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement or the Series Seed Agreement except in the federal or state courts located in Wilmington, Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement, the

Transaction Documents or the subject matter hereof and thereof may not be enforced in or by such court.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date and year first written above.

<u>THE COMPANY</u>: APEX FARMS CORP.

Name: Alexander M. Woods-Leo

By:

Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first written above.

KEY HOLDERS:

Name: Alexander M. Woods-Leo

Entity: LeoTech Holdings Inc.

Authorized   Alexander M. Woods-Leo
Signatory

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first written above.

INVESTORS:

[FOR ENTITY INVESTOR USE FOLLOWING SIGNATURE BLOCK:]	**[FOR INDIVIDUAL INVESTOR USE FOLLOWING SIGNATURE BLOCK:]**
Name: _____	Name: _____
By: _____	By: _____
Title: _____	**[SIGN HERE]**

EXHIBIT A

<u>List of Investors</u>

Name, Address and E-Mail	**Number of Shares**

EXHIBIT B

List of Key Holders

Name, Address and E-Mail	Number of Shares of Common Stock Held
Alexander M. Woods-Leo 501 Silverside Road, PMB #342 Wilmington, DE 19809 alex@apexfarming.com	10,000,000
LeoTech Holdings Inc. 501 Silverside Road, PMB #342 Wilmington, DE 19809 alex@apexfarming.com	2,500,000
VentureNet Capital Group, Inc. 30724 Benton Road, Suite C302 Winchester, CA 92596 mikebrette@gmail.com	500,000

EXHIBIT F
Investor Pitch Deck



Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

795M

undernourished globally

Field farming alone cannot feed the world

Source: https://www.worldhunger.org/2015-world-hunger-and-poverty-facts-and-statistics/



Limitations of traditional field farming

🌾 **Output restricted to horizontal land yield**

🌾 **Overconsumption of water and energy**

🌾 **Limited plant choice**

🌾 **Expensive disease control**

🌾 **Labor-intensive monitoring and maintenance**




Apex Farms
A better way to grow

Vertical hydroponics by Apex Farms expects to achieve:

- Increases output by **3x** compared to other vertical growing systems*

- Dramatically reduces **water and energy usage**

- Enables broad planting **flexibility**

- Provides better **quality control**, disease prevention, and reliability

- Reduces likelihood of **laborer injury** and **downtime**

* Per Patent 9,795,097

SOLUTION   6

Existing solutions costly or not scalable

Urban Vertical Farming

AeroFarms

Plenty

Bright Agrotech

VertiCrop™

Edenworks

Green Sense Farms – Watch us grow

Container Vertical Farming























growtainer

Freight Farms

Modular Farms Co – Vertical Farming Solutions

Cropbox

Apex Farms
Vertical Hydroponics System



Patented design that maximizes efficiency

- One issued patent and 20 patents pending

- One pump, one reservoir, and multiple consecutive rows

- No conveyor belts or scaffolding

- Turnkey construction and setup services included





Up to 3x Increase
in Output per Square Foot*

* Compared to other vertical growing systems, Per Patent 9,795,097






75% Water Savings[*],
Significant Energy Savings

* Compared to conventional farming methods, Per Patent 9,795,097





Planting Flexibility, Utilization of Excess Capacity





**Better Quality Control,
Organic Disease Prevention**





Reduced Likelihood of Laborer Injury and Downtime



High-leverage system sales model

- $10,000 MSRP offered at 15% discount initially (and at scale) plus $7,000 construction fee per system

- $150-$200/month recurring maintenance fees (client option)

- $4,500 materials costs per system (declines at scale)

- 35%-40% gross margin on construction and maintenance

- Eventual transition to a higher-margin licensing model





EXHIBIT G

Video Transcript

Did you know that 37% of the land on earth grows food? Yet 12.9% of the population is undernourished. Add to that the fact that farming in the U.S. has declined 2-4% every year since 2013. With an ever-growing population, that's a problem, because 360 million acres of cropland is wasting water, needs backbreaking work, uses harmful pesticides, have limited crop options, and supports a huge workforce.

Now there are solutions, but existing hydroponics are costly, take up a lot of space, and they aren't always vertical. So, stick to traditional farming, right? The traditional way has worked for a long time. But with traditional farming and all the work and cost that go into it, after harvesting and paying all the workers, farmers aren't making enough on the back end, which isn't good for the farming industry. But, with the Apex Vertical Farming system profits can be as much as 10 times greater because of higher productivity in the same amount of land and that's good for everyone! Using our patented and patent pending technology, we can use justone water source and one pump to feed up to 20 of our systems. And with better affordability, scalability, and flexibility for both indoor and outdoor setups, we can handle a wider variety of crops than current hydroponics, including flowering, vine, bulb, leafy greens, and bush plants. And to top it all off it's environmentally friendly.

At Apex we bring you the Pinnacle of Farming.